March 25, 2025

Catherine De Lorenzo

Jeffrey Gabor

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Gratus Capital Properties Fund III, LLC
Post-Qualification Amendment No. 3 to
Offering Statement on Form 1-A
Filed March 7, 2025
File No. 024-11552

Ms. Lorenzo:

Please see below for responses to the Division’s letter dated March 18, 2025 regarding the above captioned matter. All questions have been addressed in Post Qualification Amendment No. 4 to the Offering Statement on Form 1-AA, filed March 25, 2025 (“Amendment”), as further herein detailed.

1.

Please revise Part I, Items 4 and 6, to disclose the amount of securities sold in the last 12 months and update the offering amount accordingly. Please also update the appropriate offering amount in Part II. In this regard, we note your disclosure on page F-22 that between December 31, 2023 and June 30, 2024 you issued 154,014 Class A units and 20,781 Class B units for $2,179,336. Please refer to Rule 251(a)(2) of Regulation A.

The Company has reduced its total offering amount to $65,289,026.56 (representing $15,289,026.56 already sold by the Company plus an additional $50,000,000 remaining to be sold) and updated Part I and Part II of the Amendment accordingly.

2.

We note that your initial offering statement was qualified on December 1, 2021. We also note that you have since filed a new offering statement. Please revise the termination date of this offering consistent with Rule 251(d)(3)(i)(F) of Regulation A, which states that these securities may be sold under a prior offering statement only until the earlier of the qualification date of the new offering statement or 180 days after the 3rd anniversary of the initial qualification date.

The termination of this offering is now described in the Amendment as follows: “Unless terminated by the Manager earlier, this Offering terminates on the earlier of May 30, 2025 (180 days after the after the third anniversary of the initial qualification of this offering) or the date at which the Company’s new Regulation A offering is declared qualified by the Commission.”

We appreciate your time and attention in this matter.

Sincerely,

/s/ Dodson Robinette PLLC